FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2006

HOLMES FINANCING (No 5) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing (No. 5) PLC
Profit & Loss Account
Period ended 18 April 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	11,678	11,767
Interest receivable - Cash collateral	-	-
Interest receivable - Cash deposits	-	2
	11,678	11,769

Interest payable - Notes	(11,678)	(11,767)
Interest payable - CSFB	-	-
	(11,678)	(11,767)

Net operating income	-	2

Fair value derivative	70	(118)
Operating expenses	-	-

Profit on ordinary activities before taxation	70	(116)

Taxation	(22)	35

Profit on ordinary activities after taxation	48	(81)

Dividend	-	-

Retained profit brought forward	(6)	76

Retained profit carried forward	42	(6)

Holmes Financing (No. 5) PLC
Balance Sheet
Period ended 18 April 2006

	£'000	£'000

Fixed asset investments
Loans to Funding		955,500

Current assets
Accrued interest receivable	57
Cash at bank	15
Cash collateral	-
	72

Creditors: Amounts falling due within one year
Fair value derivative	17
Accrued interest payable	-
	17

Net current assets		55

Total assets less current liabilities		955,555

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(955,500)
Amount due to CSFB		-
Net assets		55

Capital and reserves
Share capital		13
Reserves		42
		55

Holmes Financing (No. 5) PLC
Notes Outstanding
Period Ended 18 April 2006

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638RAA86	US$	1 month USD Libor
Series 1 Class B	US43638RAB69	US$	3 month USD Libor
Series 1 Class C	US43638RAC43	US$	3 month USD Libor
Series 2 Class A1	US43638RAD26	US$	3 month USD Libor
Series 2 Class A2	CH0013170276	CHF	Fixed Rate
Series 2 Class B	US43638RAE09	US$	3 month USD Libor
Series 2 Class C	US43638RAF73	US$	3 month USD Libor
Series 3 Class A1	XS0137886262	EUR	Fixed Rate
Series 3 Class A2	XS0137887070	GBP	3 month Sterling Libor
Series 3 Class B	XS0137887583	EUR	3 month Euribor
Series 3 Class C	XS0137888045	EUR	3 month Euribor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	October 2006	October 2002	1	N/A
Series 1 Class B	October 2006	January 2003	35	70
Series 1 Class C	October 2006	January 2003	135	235
Series 2 Class A1	October 2006	October 2004	20	N/A
Series 2 Class A2	October 2006	October 2004	2.50%	2
Series 2 Class B	October 2006	January 2005	43	86
Series 2 Class C	October 2006	January 2005	145	245
Series 3 Class A1	October 2006	October 2006	4.25%	42
Series 3 Class A2	October 2006	October 2006	23	46
Series 3 Class B	October 2006	October 2006	40	80
Series 3 Class C	October 2006	October 2006	147	247

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A1	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class A2	Annually	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A1	Annually	17-Jul-2006	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	17-Jul-2006	Aaa	AAA	AAA
Series 3 Class B	Quarterly	17-Jul-2006	Aa3	AA	AA
Series 3 Class C	Quarterly	17-Jul-2006	Baa2	BBB	BBB

Holmes Financing (No. 5) PLC
Notes Outstanding
Period Ended 18 April 2006

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,000,000,000	$0	$0	$0
Series 1 Class B	$35,000,000	$0	$0	$0
Series 1 Class C	$52,000,000	$0	$0	$0
Series 2 Class A1	$750,000,000	$0	$0	$0
Series 2 Class A2	CHF 400,000,000	CHF 0	CHF 0	CHF 0
Series 2 Class B	$35,000,000	$0	$0	$0
Series 2 Class C	$52,000,000	$0	$0	$0
Series 3 Class A1	€600,000,000	€600,000,000	€0	€600,000,000
Series 3 Class A2	£500,000,000	£500,000,000	£0	£500,000,000
Series 3 Class B	€53,000,000	€53,000,000	€0	€53,000,000
Series 3 Class C	€76,000,000	€76,000,000	€0	€76,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A1	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A2	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class B	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class C	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A1	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-
Series 3 Class A2	GBP - n/a
Series 3 Class B	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-
Series 3 Class C	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-

Holmes Funding Limited
Profit & Loss Account
Period ended 18 April 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	188,418	158,697
Interest receivable - Cash Deposits	9,853	14,742
Gain/(Loss) on fair value of interest rate swap	5,474	(5,074)
	203,745	168,365

Interest payable - Inter-company loans	(185,907)	(156,532)
Interest payable - Start up loans	-	7
	(185,907)	(156,525)

Net operating income	17,839	11,840

Other income	7,003	5,352
Provisions	816	(6,062)
Expenses	(4,595)	(5,528)
Start up costs amortisation	(1,537)	(1,246)
Deferred consideration	(14,053)	(9,473)

Profit/(loss) on ordinary activities before taxation	5,474	(5,116)

Taxation	(1,662)	397

Profit/(loss) on ordinary activities after taxation	3,813	(4,720)

Dividend	-	-

Retained profit/(loss) brought forward	(17,090)	(12,370)

Retained profit/(loss) carried forward	(13,278)	(17,090)

Holmes Funding Limited
Balance Sheet
Period ended 18 April 2006

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		13,514,458
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		(20,615)

Current assets
Amounts owed by Trustee	138,513
Deferred expenditure (costs of securing)	8,867
Sundry debtors	-
Deferred taxation / group relief receivable	5,774
Cash at bank:
Reserve funding	264,000
Transaction account	2,507
Funding GIC account	809,090
	1,228,751

Creditors: Amounts falling due within one year
Deferred consideration creditor	-
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	213,708
Corporation Taxation	35
	213,743

Net current assets		1,015,007

Total assets less current liabilities		14,508,851

Creditors: Amounts falling due after more than one year
Inter-company loans		(14,522,129)
Start up loans		-

Net assets		(13,278)

Capital and reserves
Share capital (£2)		-
Reserves		(13,278)
		(13,278)

Holmes Funding Limited
Notes to Balance Sheet
Period ended 18 April 2006

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			Nil

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	264,000		-	-

Initial closing reserve funds	338,000		-	70,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	(74,000)		-	(70,000)
Closing reserve balance	264,000		-	-

Target reserve funds	264,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 18 April 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	388,044	393,724
Interest receivable - Cash Deposits	6,301	6,452
	394,345	400,176

Interest payable - Mortgages	(388,044)	(393,724)
Interest payable - Cash Deposits	(6,301)	(6,452)
	(394,345)	(400,176)

Net operating income	-	-

Fees receivable	8,006	6,873
Fees payable	(8,006)	(6,873)

Operating expenses	(4,767)	(3,692)
Provision charges	(4,517)	(733)
Other income	9,284	4,424

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 18 April 2006

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,447,273

Current assets
Bank interest receivable	1,138
Cash at bank	320,338
Amounts due from Seller	77,967
Other debtors	3
Accrued interest receivable	59,707
	459,153

Creditors: Amounts falling due within one year
Amounts due to Funding	138,513
Sundry creditors	-
	138,513

Net current assets		320,640

Total assets less current liabilities		29,767,914

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(15,932,814)
Funding share of mortgage loans		(13,514,459)

Seller share of cash at bank		(320,338)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 25 May 2006	By / s / Jessica Petrie
(Authorised Signatory)